September 22, 2025

Ryan Perfit
Chief Financial Officer
Fluent, Inc.
300 Vesey Street, 9th Floor
New York, NY 10282

       Re: Fluent, Inc.
           Registration Statement on Form S-3
           Filed September 15, 2025
           File No. 333-290274
Dear Ryan Perfit:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Nazia Khan